UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated October 22, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces third quarter 2026 revenues above market expectations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Kenneth Lynard

	Name:	Kenneth Lynard
	Title:	Interim Co-CEO & CFO

Date: October 22, 2026

For investor audiences and media only
Pharming Group announces third quarter 2026 revenues above market expectations

•Third quarter 2026 total revenues increase by 21% to approximately US$117.6 million, compared to third quarter 2025
•Third quarter 2026 total operating expenses of approximately US$74.6 million, in line with third quarter 2025
•Tightened 2026 total revenue guidance to US$380 million - US$390 million from prior US$375 million - US$395 million
•Full third quarter financial results and business update brought forward to October 27, 2026; conference call and webcast for analysts and investors to follow at 13:30 CET/08:30 EDT

Leiden, the Netherlands, October 22, 2026: Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR), a global biotechnology company focused on rare immune and genetic diseases, today announces preliminary, unaudited revenue and select financial information for the three months ended September 30, 2026. Pharming will report its full preliminary (unaudited) financial results for the third quarter 2026 and provide a business update on October 27, 2026, brought forward from November 5, 2026 following results indicating revenue above and total operating expenses below analyst consensus.

Total revenues for the third quarter 2026 are expected to be approximately US$117.6 million, compared with US$97.3 million in the third quarter of 2025. This represents growth of approximately 21% year-on-year, reflecting strong performance from RUCONEST® and Joenja®.

Third quarter revenues comprise approximately US$93.8 million from RUCONEST, a 14% increase compared to the third quarter of 2025 and a 30% increase compared to the second quarter of 2026, and US$23.8 million from Joenja®, a 58% increase compared to the third quarter of 2025.

The RUCONEST revenue performance reflects stabilization and continued recovery of demand in the US, early seasonal increase in channel inventory at a single U.S. specialty pharmacy customer following significant drawdowns earlier in the year, and the completion of the planned withdrawal from non-U.S. markets.

Joenja revenue growth was driven by continued strong growth in the number of U.S. patients on paid therapy, significantly increased international demand - including from launches in Germany and Japan during the quarter and continued penetration in the U.K. - with temporary benefit from ordering patterns in other international markets.

Total operating expenses for the third quarter are expected to be approximately US$74.6 million, in line with US$74.5 million in the third quarter 2025. This performance is reflective of efficient scaling of the business.

Full-year 2026 outlook
Tightened 2026 total revenue guidance to between US$380 million and US$390 million (1% to 4% growth) from prior US$375 million to US$395 million (0% to 5% growth) and lowered total operating expense guidance to between US$310 million and US$315 million (0% to 1% growth) from prior US$315 million to US$320 million (1% to 3% growth).

Clinical updates
At ESID 2026, Pharming presented positive Phase II data for leniolisib in patients with genetically defined primary immunodeficiencies (PIDs) with immune dysregulation linked to PI3Kδ signaling; Pharming expects topline Phase II results from its separate trial in CVID patients with immune dysregulation, with or without an identified genetic cause, in November 2026. We are working towards a single registrational Phase III trial in the broader CVID indication, incorporating patient populations from both studies. The estimated prevalence rate for CVID with immune dysregulation is approximately 39 patients per million, compared with approximately 1.5 patients per million for APDS, representing substantial growth potential for Joenja.

For Napazimone (KL1333) for mtDNA-driven mitochondrial disease, we expect approximately 145 of the planned 180 subjects to be enrolled in the pivotal FALCON clinical trial by the end of 2026. We now expect enrollment to be completed in the first half of 2027. Topline results from the pivotal FALCON study are expected approximately one year after the completion of enrollment.

Full third-quarter results
Pharming will report third quarter 2026 financial results and provide a business update on October 27, 2026. Management will host a conference call and webcast for analysts and investors on the same day at 13:30 CET/08:30 EDT. To participate in the conference call or to watch the live webcast, please register in advance using the links below.
Conference call registration:
https://register-conf.media-server.com/register/BI6feabfc862ab4ba1bc7e6386d00414a3
Once registered, dial-in information and a unique PIN will be provided, allowing access to the call.
Please note, the Company will only take questions from dial-in attendees.

Webcast registration:
https://edge.media-server.com/mmc/p/nnjperkk
The webcast will also be accessible on the Pharming website at Investors/Financial Documents & Reports, and a replay will be available shortly after the event.

Trademarks
Joenja® and RUCONEST® are registered trademarks owned by or licensed to Pharming Group N.V. or its affiliates.

About Pharming
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biotechnology company that develops and commercializes innovative medicines for people living with rare immune and genetic diseases.

We combine specialized scientific, medical, regulatory and commercial expertise to advance a focused portfolio of approved medicines and development programs that address significant unmet medical needs. Guided by insights from patients and the wider rare disease community, we are dedicated to delivering innovative therapies for some of the most challenging rare diseases.

Pharming is headquartered in Leiden, the Netherlands, with operations in the United States and Europe.

For more information, visit www.pharming.com and find us on LinkedIn.

For further public information, contact:
Pharming
Michael Levitan, VP Investor Relations & Capital Markets
T: +1 (908) 705 1696
E: investor@pharming.com

Saskia Mehring, Head of Corporate Communications
T: +31 6 28 32 60 41
E: media.relations@pharming.com

Media Relations
Julia Deutsch (Lyra Strategic Advisory on behalf of Pharming)
E: JDeutsch@lyraadvisory.com

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “see”, “should”, “target”, “will” and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2025 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.